Filed pursuant to Rule 424(b)(3)

Registration No. 333-107066

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 46 DATED DECEMBER 29, 2005

TO THE PROSPECTUS DATED NOVEMBER 26, 2003

This document supplements, and should be read in conjunction with, the Prospectus of Wells Real Estate Investment Trust II, Inc. (“Wells REIT II”) dated November 26, 2003, as supplemented by Supplement No. 9 dated May 18, 2004, Supplement No. 33 dated May 23, 2005, Supplement No. 34 dated May 23, 2005, Supplement No. 37 dated August 9, 2005, Supplement No. 41 dated November 3, 2005, Supplement No. 42 dated November 16, 2005, Supplement No. 43 dated December 9, 2005, Supplement No. 44 dated December 21, 2005 and Supplement No. 45 dated December 28, 2005. Capitalized terms used in this Supplement have the same meanings as set forth in the Prospectus. The purpose of this Supplement is to disclose:

•	the acquisition of a four-story office building containing approximately 112,000 rentable square feet and a 6.9-acre parcel of land, on which a four-story office building is currently under construction, located in Charlotte, North Carolina; and

•	information regarding our indebtedness.

Acquisition of the LakePointe 5 Building and LakePointe 3 Land

On December 28, 2005, we purchased a four-story office building containing approximately 112,000 rentable square feet (the “LakePointe 5 Building”) and a 6.9-acre parcel of land (the “LakePointe 3 Land”), on which a four-story office building designed to contain approximately 111,000 rentable square feet is currently under construction (the “LakePointe 3 Building”). The LakePointe 5 Building, which is located on an approximate 8.2-acre parcel of land, and the LakePointe 3 Land are located at 3735 and 3730 Glen Lake Drive in Charlotte, North Carolina. The LakePointe 5 Building and the LakePointe 3 Land were purchased from LakePointe Corporate Center Associates, a joint venture between Childress Klein Properties (“Childress Klein”) and TIAA-CREF. Neither Childress Klein nor TIAA-CREF is affiliated with us or Wells Capital, Inc.

The purchase price of the LakePointe 5 Building was approximately $20.7 million, plus closing costs, and the purchase price of the LakePointe 3 Land was approximately $2.5 million, plus closing costs. The acquisition of the LakePointe 5 Building was funded with net proceeds raised from our ongoing public offering and with proceeds from our $400.0 million line of credit with Wachovia Bank, N.A. The acquisition of the LakePointe 3 Land and the construction in progress of the LakePointe 3 Building was funded with approximately $6.5 million drawn on a construction loan with maximum available borrowings of approximately $17.1 million obtained from Wachovia Bank, N.A. (the “Construction Loan”). The Construction Loan requires monthly payments of interest only and matures on December 28, 2007. The interest rate of the Construction Loan, per annum, is the monthly LIBOR Index Rate offered by Wachovia Bank, N.A. plus 100 basis points. The Construction Loan is secured by a first deed to secure the debt and the assignment of leases, rents and contracts from the LakePointe 5 Building and the LakePointe 3 Building.

We entered into a development agreement with CK LakePointe Center Associates, LLC (the “Developer”), an affiliate of Childress Klein, to complete the construction of the LakePointe 3 Building at a total estimated cost of approximately $17.1 million, which will be funded with funds drawn from the Construction Loan. As of December 28, 2005, the Developer had incurred approximately $3.9 million of construction costs, which we reimbursed at closing with funds drawn from the Construction Loan. The LakePointe 3 Building is pre-leased to The Lash Group, Inc. (“Lash”) (approximately 26%) and Centex Construction Company, LLC (“Centex”) (approximately 14%) under long-term lease agreements that commence upon completion of the LakePointe 3 Building, which is currently expected to be September 1, 2006.

The LakePointe 5 Building, which was completed in 2001, is currently leased to Lash (approximately 69%), First Franklin Financial Corporation (“First Franklin”) (approximately 12%), Centex (approximately 10%) and various other office tenants (approximately 9%). Upon completion of the LakePointe 3 Building, Centex will vacate its premises in the LakePointe 5 Building and immediately relocate its business operations to the space it has leased in the LakePointe 3 Building, whereupon the lease agreement with Centex for premises in the LakePointe 5 Building will terminate and the term of the lease with Centex for premises in the LakePointe 3 Building will commence. Lash has entered into a new lease agreement with respect to its space in the LakePointe 5 Building, which is coterminous with its lease agreement for space in the LakePointe 3 Building, and which expands its premises leased in the LakePointe 5 Building to that space currently being leased by Centex. This expansion of the space leased by Lash in the LakePointe 5 Building will be effective upon the vacation of the space by Centex.

Lash designs solutions to reimbursement-related issues for pharmaceutical companies, medical device manufacturers and biotechnology firms. Lash is a business unit of AmerisourceBergen Corporation (“AmerisourceBergen”), which is the guarantor of the Lash lease. AmerisourceBergen, which is traded on the NYSE, is one of the largest pharmaceutical services companies in the United States. Servicing both pharmaceutical manufacturers and healthcare providers in the pharmaceutical supply channel, AmerisourceBergen provides drug distribution and related services designed to reduce costs and improve patient outcomes. AmerisourceBergen’s service solutions range from pharmacy automation and pharmaceutical packaging to pharmacy services for skilled nursing and assisted living facilities, reimbursement and pharmaceutical consulting services, and physician education. AmerisourceBergen, which employs more than 13,000 people, reported a net worth, as of September 30, 2005, of approximately $4.3 billion.

First Franklin originates, purchases, sells and securitizes residential mortgage loans and lines of credit through a network of approximately 30,000 mortgage brokers and bankers nationwide, and specializes in non-conforming first and second mortgages. First Franklin is a subsidiary of National City Corporation, which is traded on the NYSE and employs approximately 35,000 people. National City Corporation, a multi-bank holding company that offers a full range of financial services, reported a net worth, as of September 30, 2005, of approximately $12.9 billion.

Centex, which is a business unit of Centex Corporation, provides construction management and design-related services nationwide for both public and private sector clients. Centex Corporation, which is traded on the NYSE, is a leading home builder that operates in 25 states and has related business lines, including mortgage and financial services, home services and commercial construction. Centex Corporation, which employs approximately 17,000 people, reported a net worth, as of September 30, 2005, of approximately $4.7 billion.

The current aggregate annual base rent for Lash, First Franklin, Centex and the other two tenants of the LakePointe 5 Building is approximately $2.3 million. The current weighted-average remaining lease term for Lash, First Franklin, Centex and the other two tenants of the LakePointe 5 Building is approximately 10 years. Lash and First Franklin have the right, at their option, to extend the terms of their lease for one additional five-year period. First Franklin has a one-time option to terminate its lease effective April 2008 for a termination fee equal to the sum of seven and a half months of rent plus unamortized leasing costs and tenant improvements.

We do not intend to make significant renovations or improvements to the LakePointe 5 Building. We believe that the LakePointe 5 Building is adequately insured.

Indebtedness

As of December 28, 2005, our leverage ratio, that is, the ratio of total debt to total purchase price of real estate assets plus cash and cash equivalents, was approximately 34%. As of December 28, 2005, total indebtedness was approximately $861.6 million, which consisted of fixed-rate mortgages on certain properties of approximately $623.6 million and approximately $238.0 outstanding under our $400.0 million credit facility. Based on the value of our borrowing-base properties, we had approximately $21.1 million in remaining capacity under our $400.0 million credit facility, of which $9.2 million was pledged in the form of letters of credit for future tenant improvements and leasing costs.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Real Estate Investment Trust II, Inc. consists of this sticker, the prospectus dated November 26, 2003, Supplement No. 9 dated May 18, 2004, Supplement No. 33 dated May 23, 2005, Supplement No. 34 dated May 23, 2005, Supplement No. 37 dated August 9, 2005, Supplement No. 41 dated November 3, 2005, Supplement No. 42 dated November 16, 2005, Supplement No. 43 dated December 9, 2005, Supplement No. 44 dated December 21, 2005, Supplement No. 45 dated December 28, 2005 and Supplement No. 46 dated December 29, 2005.

Supplement No. 9 supersedes and replaces Supplement No. 1 through Supplement No. 8 to the prospectus. Supplement No. 9 includes:

•	audited consolidated financial statements for the period from inception (July 3, 2003) to December 31, 2003;

•	unaudited financial statements as of March 31, 2004 and for the period from January 1, 2004 through March 31, 2004;

•	unaudited pro forma financial statements as of March 31, 2004 and for the periods from January 1, 2003 (pre-inception) through December 31, 2003 and January 1, 2004 through March 31, 2004;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that which was filed in our Quarterly Report on Form 10-Q dated May 17, 2004;

•	information about our property acquisitions through May 18, 2004;

•	a table showing our estimated use of proceeds;

•	additional information regarding the tax consequences of participation in our Dividend Reinvestment Plan;

•	a full description of our revised Share Redemption Program; and

•	all other material items that had been previously disclosed in Supplement No. 1 through Supplement No. 8.

Supplement No. 33 supersedes and replaces Supplement No. 10 through Supplement No. 27. Supplement No. 33 includes:

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Annual Report on Form 10-K, dated March 15, 2005, for the year ended December 31, 2004;

•	audited financial statements as of December 31, 2004 and for the year ended December 31, 2004;

•	information regarding property acquisitions reported in Supplement No. 10 through Supplement No. 27, including required audited financial statements;

•	updated estimates regarding our use of proceeds;

•	changes to the suitability standards applicable to investors in Kansas;

•	the enactment of new tax legislation which, among other things, amends certain rules relating to REITs; and

•	all other material items previously disclosed in Supplement No. 10 through Supplement No. 27.

Supplement No. 34 supersedes and replaces Supplement No. 28 through Supplement No. 32. Supplement No. 34 includes:

•	the status of our ongoing public offering;

•	information regarding our indebtedness;

•	information regarding property acquisitions since March 17, 2005, including the required audited financial statements;

•	entering into a new credit facility with Wachovia;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended March 31, 2005, filed on May 6, 2005, except that this discussion:

o	reflects the new credit facility described above, which was entered into on May 9, 2005; and

o	updates the forward-looking statement regarding known trends that might affect our dividend (see “—Liquidity and Capital Resources—Short-term Liquidity and Capital Resources”);

•	unaudited financial statements as of and for the three months ended March 31, 2005; and

•	updated information regarding the prior performance of Wells-sponsored programs.

Supplement No. 37 supersedes and replaces Supplement No. 35 and Supplement No. 36. Supplement No. 37 includes:

•	the status of our ongoing public offering

•	information regarding our indebtedness;

•	information regarding property acquisitions since May 24, 2005;

•	entering into a purchase and sale agreement for the acquisition of a three-building office complex containing approximately 451,000 rentable square feet in East Palo Alto, California;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended June 30, 2005, filed on August 5, 2005;

•	unaudited financial statements as of and for the six months ended June 30, 2005; and

•	unaudited pro forma financial statements as of June 30, 2005 and for the year ended December 31, 2004 and the six months ended June 30, 2005.

Supplement No. 41 supersedes and replaces Supplement No. 38, Supplement No. 39 and Supplement No. 40. Supplement No. 41 includes:

•	the status of our ongoing public offering;

•	information regarding our indebtedness;

•	information regarding property acquisitions since August 10, 2005, including the required audited financial statements;

•	entering into a $105.0 million promissory note secured by the 100 East Pratt Building;

•	entering into an Advisory Agreement with Wells Capital, Inc. for the one-year period commencing on October 20, 2005;

•	information regarding our amended and restated dividend reinvestment plan;

•	filing a registration statement with the SEC to register 300,600,000 shares of our common stock; and

•	unaudited pro forma financial statements as of June 30, 2005 and for the year ended December 31, 2004 and the six months ended June 30, 2005.

Supplement No. 42 includes:

•	the status of our ongoing public offerings;

•	information regarding our indebtedness;

•	the acquisition of a six-story office building containing a total of approximately 250,000 rentable square feet in Irving, Texas;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended September 30, 2005, filed on November 14, 2005; and

•	unaudited financial statements of Wells REIT II as of and for the nine months ended September 30, 2005.

Supplement No. 43 includes:

•	the status of our public offerings;

•	information regarding our indebtedness; and

•	entering into an agreement to recapitalize and reconstitute two entities that own interests in a 57-story office tower, a 400-room hotel and a 982-space parking garage, all located in Cleveland, Ohio.

Supplement No. 44 includes:

•	status of our public offerings;

•	the acquisition of a 27-story office building containing approximately 581,000 rentable square feet located in Houston, Texas; and

•	information regarding our indebtedness.

Supplement No. 45 includes:

•	status of our public offerings;

•	the recapitalization and reconstitution of the entities that own interests in the Key Center Complex, a 57-story office tower, a 400-room full-service hotel and a 982-space parking garage located in Cleveland, Ohio;

•	the acquisition of a seven-story office building containing approximately 231,000 rentable square feet located in North Fayette, Pennsylvania;

•	the acquisition of a 13-story office building containing approximately 255,000 rentable square feet located in Tampa, Florida; and

•	information regarding our indebtedness.

Supplement No. 46 includes:

•	the acquisition of a four-story office building containing approximately 112,000 rentable square feet and a 6.9-acre parcel of land, on which a four-story office building is currently under construction, located in Charlotte, North Carolina; and

•	information regarding our indebtedness.